

INVEST IN **ATAKAMA**

Atakama transforms the web browser into a secure workspace, protecting against Phishing and Malware

atakama.com   New York, NY   Technology   SaaS

Highlights

1   Atakama successfully raises $11M from the crowd over the last 18 months (via Reg CF and Reg D)

2   Atakama expands its product portfolio and targets the $329B Managed Service Provider (MSP) market.

3 MSPs service Small and Medium-sized Businesses (SMBs) representing $370B in tech spend.

4 18+ months spent with over 30 MSP design partners influencing product and go-to-market strategy.

5 Early Access Beta Program announced in January 2024 - over 40 deployments to date.

6 The general availability of the Atakama Browser Security Platform is to be announced in March 2024.

7 The Atakama Browser Security Platform enables monthly recurring revenue for the business.

Featured Investor



Marc McGehan
Invested $15,000 ⓘ

[Follow]

Syndicate Lead
20+ year investor with experience in real estate, early-stage investing and crypto

"It's no secret that cyberattacks are on the rise, and hackers are targeting personal data. Atakama's industry-disrupting cryptography solution unequivocally challenges the status quo of data protection. Atakama is led by a team of highly technical, passionate security professionals on a mission to protect data and privacy without relying on passwords or two-factor authentication. Based on the strength of Atakama's market penetration, accelerated growth, highly skilled team, and dedication to securing personal data, I am proud to be a part of this mission and support Atakama in its future growth objectives."

Our Team



Daniel H. Gallancy CEO and co-founder

A security-obsessed tech entrepreneur doing bitcoin and crypto-related projects for a decade. Hacked together a bitcoin cold wallet in 2012. Built a wireless ethernet system using lasers, long before wifi existed. Physics and EE degrees from UPenn.

Atakama was born through its founders' experience in the Bitcoin and cryptocurrency world, where the best-in-class security mechanisms distribute pieces of data across numerous devices. The concept is similar to having a paper password and splitting it across a dozen safe deposit boxes: it's inherently far more difficult to attack. If this approach exists to protect the most valuable financial assets on the planet, why not apply the same concept to protecting privacy and enhancing security for sensitive data?



Dimitri Nemirovsky COO and co-founder

A confessed technology nerd and recovering attorney. Dimitri spent 12 years practicing law. After discovering bitcoin and blockchain technology in 2013, Dimitri left the legal practice to become an entrepreneur.



Scott Glazer CRO

Scott has more than 20 years of experience leading outperforming sales organizations. His roster of achievements includes increasing annualized revenue by 60 percent at a prior startup, which enabled an exit to a Fortune 500 company.



Stephanie Weagle CMO

Stephanie builds and leads high-performing global marketing organizations. Stephanie has held leadership positions at B2B technology companies in cybersecurity, IT networking, and infrastructure and physical security domains.

Why Atakama Browser Security?

New Product
...Market
...Opportunity



The browser is the only consumer application used in every commercial context.



The **browser** is today's Window of Work, but **its security** has been **underserved.**
Until now...



Acceleration of SaaS fuels risk...



SMB adoption rate for the cloud¹



of SaaS applications are



70% for the cloud.[1]

30% applications are non corporate-sanctioned.[3]



73% of organizations already have or are moving to an all-SaaS environment.[2]



95% of undetectable malware is spread through web browsing.[4]

1. https://neovera.com/small-business-vs-enterprises-uses-cloud/#:text=Small%20to%20medium%20s,ec%20businesses,businesses%20are%20around%2050%25%20adoption
2. https://www.mynewsdesk.com/11press/pressreleases/according-to-enterpriseappstoday-73-percent-of-organizations-are-either-switching-or-plan-to-switch-all-their-systems-to-saas-platforms-3167461
3. https://thehackernews.com/2023/03/2023-browser-security-report-uncovers.html
4. https://www.indusface.com/blog/web-browser-based-attacks-how-to-protect-your-end-users/

△ATAKAMA

The unprecedented rise of the secure browser

Gartner.



…becomes central **component** of most enterprise superapp strategies.

2030

…**core platform** for delivering **workforce productivity and security** software.

2027

…will be featured in **25%** of web security competitive situations, up from less than **5%** today.

2026

…**25%** of enterprises will be using managed browsers or extensions, up from less than **10%** today.

2025

△ATAKAMA

The Atakama Managed Browser Security Platform

Transform **any browser** into a **secure** and **easily managed** workspace.

Protect **people, data, and applications** by



Insights & Monitoring

Browser Security Controls

SaaS App Discovery

DNS & Web Content Filtering

embracing **user-centric** safeguards.

Securing Today's Window of Work.

Credential Analysis

Data Leakage Control

Browser Security Market on Fire



Island

$1.5B Valuation

$600M Valuation

Pending Acquisition by Palo Alto

2023

LAUNCHED IN 2021

2023

LAUNCHED IN 2020

Go to Market Strategy



Small and Mid-Market Business Trends



99%

SMBs account for **99% of all US companies** – half of all US employees

$370B

Small Businesses represent $370B in **Tech Spend**

3X

Small businesses are three times more likely to be **targeted by criminals**



What is an MSP?

- **Managed Service Provider hired to:**
  - Become the IT and Security team for the Small to Mid-Sized organization

- **What do they offer?**
  - Network, application, infrastructure and security services
  - Ongoing and regular support and active administration
  - Implementation management and support of tech stack

- **What's their business model?**
  - Monthly subscription-based service packages inclusive of IT and security software and services





MSP Market in High





Growth Mode

$329B Market by 2025[1]

3 out of 5 MSPs saw an increased revenue in the past 12 months[2]

$9M Revenue Opportunity at Launch

ATAKAMA BROWSER SECURITY DESIGN PARTNERS

























Note: future revenues are not guaranteed

Monthly Recurring Subscription Revenue



Minimum annual commitment

Tiered, volume-based pricing

Land and Expand

Raising capital from forward-thinking investors like you, allows us to continue our mission to disrupt the status quo of the cybersecurity industry, with purpose-built solutions.

Still have questions? We've got answers!

Email us at investors@atakama.com